 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PULSE BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

74587B 10 1

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76118L 10 2	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter A. Appel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,205,065
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,205,065
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,205,065
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.75%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)	Name of Issuer:

Pulse Biosciences, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

849 Mitten Road
Suite 104

Burlingame, CA 94010

Item 2(a)	Name of Person Filing:

This statement is filed by Peter Appel with respect to shares of Common Stock, $0.001 par value per share (“Shares”), of the Issuer beneficially owned thereby.

Item 2(b)	Address or Principal Business Office:

The address of the principal business office of Mr. Appel is 3505 Main Lodge Drive, Coconut Grove, FL 33133.

Item 2(c)	Citizenship:

Mr. Appel is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number:

74587B 10 1

Item 3	Not Applicable

Item 4	Ownership:

The percentages used herein are calculated based upon 25,341,540 Shares issued and outstanding as of November 2, 2020 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.

As of the close of business on December 31, 2020:

(a) Amount beneficially owned: 1,205,065

(b) Percent of class: 4.75%

(c)(i) Sole power to vote or direct the vote: -1,205,065-

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: -1,205,065-

(iv) Shared power to dispose or direct the disposition: -0-

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

PETER A. APPEL

/s/ Peter A. Appel

Name: Peter A. Appel

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